UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

At the 2025 Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Property Inc. (the “Company” or “Nam Tai”) held on May 19, 2025, the Company’s shareholders voted upon the following proposal, which is described in more detail in the Company’s Form 6-K filed with the Securities and Exchange Commission on April 14, 2025. The final vote results for the proposal are set forth below.

At the Meeting, the holders of 45,270,534 common shares of the Company were represented in person or by proxy, which constituted a quorum.

Proposal 1: Election of Directors

The shareholders elected each of the individuals set forth below to the Board of Directors of the Company to serve for the ensuing year until the next annual meeting of shareholders or until their successors are duly elected and qualified:

	Shares For	Shares Against	Shares Abstained	Broker Non-Votes
Michael Cricenti	38,653,175	6,605,726	11,633	0
Bo Hu	38,677,097	6,581,917	11,520	0
Peter R. Kellogg	38,816,286	6,448,249	5,999	0
Ruigang Li	38,802,971	6,456,043	11,520	0
Tao Wang	38,804,149	6,454,865	11,520	0
Chunhua Yu	38,636,855	6,621,169	12,510	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2025

NAM TAI PROPERTY INC.

By:	/s/ Bo Hu
Name:	Bo Hu
Title:	Chief Executive Officer